EXHIBIT 99.1

Addex Spin-out Neurosterix Closes $105 Million Series B Financing

Ad Hoc Announcement Pursuant to Art. 53 LR

Geneva, Switzerland, November 11, 2026 - Addex Therapeutics (SIX and Nasdaq: ADXN), a clinical-stage biopharmaceutical company focused on developing a portfolio of novel small molecule allosteric modulators for neurological disorders, today announced that its spin-out company, Neurosterix, has closed a $105 million Series B financing from a syndicate of leading life science investors. Addex did not participate in the financing and its equity interest now represents 8.5% of the issued capital at a valuation of $18.6 million.

The proceeds raised will support mainly the planned Phase 2 clinical development of NTX-253, a highly selective muscarinic M4 positive allosteric modulator (PAM), for schizophrenia. The financing will also support Neurosterix’s broader pipeline of selective allosteric modulators for a range of neuropsychiatric disorders.

“The closing of this significant financing is a huge endorsement of the allosteric approach pioneered by Addex in schizophrenia as well as other neuropsychiatric disorders. Congatulations to the whole Neurosterix team, which has made enormous strides in advancing lead program NTX-253 through clinical development and ready for Phase 2, following our spin-out in 2024,” said Tim Dyer, CEO of Addex.

About NTX-253 and M4 PAMs

The M4 muscarinic receptor is a validated target for treating schizophrenia and related disorders through indirect modulation of dopamine signaling. NTX-253 is a potent, highly selective, oral PAM of M4 that fine-tunes muscarinic signaling in the brain to potentially reduce psychosis symptoms while avoiding the movement disorders and metabolic complications associated with traditional dopamine antagonists. Neurosterix has completed Phase 1 single- and multiple-ascending-dose clinical studies of NTX-253, which data supporting advancing into larger scale Phase 2 clinical studies.

About Neurosterix

Neurosterix is a clinical-stage biotechnology company focused on transforming neuropsychiatric care through selective allosteric modulation. The company’s approach is designed to fine-tune brain signaling with greater precision and selectivity, with the goal of developing safer, more effective treatments for people living with schizophrenia, and mood and anxiety disorders. Neurosterix’s pipeline includes NTX-253, a selective muscarinic M4 positive allosteric modulator (PAM) for schizophrenia; NTX-819, a potentially first-in-class mGlu7 negative allosteric modulator (NAM) for mood and anxiety disorders; and NTX-529, a second differentiated M4 PAM for additional psychosis- and mood-related disorders. Neurosterix has operations in Boston and Geneva. For more information, visit www.neurosterix.com.

About Addex Therapeutics

Addex Therapeutics is a clinical-stage biopharmaceutical company focused on developing a portfolio of novel small molecule allosteric modulators for neurological disorders. Addex's lead drug candidate, dipraglurant (mGlu5 negative allosteric modulator or NAM), is under evaluation for future development in brain injury recovery, including post-stroke and traumatic brain injury recovery. Addex has selected a GABAB PAM drug candidate for development in substance use disorders and has successfully completed IND enabling studies. In addition, Addex  is advancing a differentiated GABAB PAM compound for the treatment of chronic cough. Addex holds a 8.5% equity interest in a private spin out company, Neurosterix US Holdings LLC, which is advancing a portfolio of allosteric modulator programs, including M4 PAM for schizophrenia, psychosis and mood-related disorders and mGlu7 NAM for mood disorders. Addex has also invested in Stalicla, a private Swiss company pioneering a precision medicine approach for neurodevelopmental and neuropsychiatric disorders.

Addex shares are listed on the SIX Swiss Exchange and American Depositary Shares representing its shares are listed on the NASDAQ Capital Market, and trade under the ticker symbol “ADXN” on each exchange. For more information, visit www.addextherapeutics.com.

Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)7968 022075 msinclair@halsin.com

Addex Forward Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including statements about the intended use of proceeds of the offering. The words "may," "will," "could," "would," "should," "expect," "plan," "anticipate," "intend," "believe," "estimate," "predict," "project," "potential," "continue," "target" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release, are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, uncertainties related to market conditions. These and other risks and uncertainties are described in greater detail in the section entitled "Risk Factors" in Addex Therapeutics' Annual Report on Form 20-F, prospectus and other filings that Addex Therapeutics may make with the SEC in the future. Any forward-looking statements contained in this press release represent Addex Therapeutics' views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Addex Therapeutics explicitly disclaims any obligation to update any forward-looking statements.